SUB-ITEM 77C


Results of annual meeting of shareholders
The Annual Meeting of Shareholders of LMP Corporate Loan
Fund Inc. was held on January 30, 2015 for the purpose of considering and voting upon the election of Directors. The following table provides information concerning the matter voted upon at the Meeting:

Election of directors
Common shares and preferred shares voting together:
Votes
Nominees
Votes For
Withheld
Robert D. Agdern
8,908,453
229,822
William R. Hutchinson
8,917,180
221,095

Preferred shares:
Votes
Nominees
Votes For
Withheld
Paolo M. Cucchi
1,353
2

At March 31, 2015, in addition to Robert D. Agdern, William R. Hutchinson and Paolo M. Cucchi, the other Directors of the Fund were as follows:
Carol L. Colman
Daniel P. Cronin
Kenneth D. Fuller
Leslie H. Gelb
Eileen A. Kamerick
Riordan Roett